EXHIBIT 99.39

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release April 29, 2002 Symbol: ORZ.TSX

OREZONE FINANCING OVER-SUBSCRIBED
$2.5 Million in commitments

OREZONE RESOURCES INC. (ORZ.TSE) is pleased to announce that it has received written agreements from several institutions, including a subsidiary of Gold Fields Limited, to subscribe for 12.5 million shares of Orezone at $0.20 per share for total proceeds of $2.5 million. As per the terms of the subscription agreements, these non-brokered private placements will close conditionally upon regulatory approval and the completion of the merger with Coronation International Mining Corporation (traded on Ofex in London). As announced March 6th, 2002, Orezone had to raise $2.0 million as a condition to the merger. Gold Fields has attached additional conditions to closing its $500,000 portion of the financing, that include the right to earn an interest in the Essakan Project, currently held by Coronation, satisfactory due diligence and a 45 day first right of refusal on the other gold projects currently held by Orezone and Coronation in Burkina Faso (see release April 22, 2002).

Orezone is also pleased to announce that 500,000 share purchase warrants (outstanding since April 2000) have been exercised at $0.30 per share to add an additional $150,000 to the treasury. “We are very pleased to have this kind of market support for the merger and to see confidence in our vision to become the leading junior exploration and development company in this region”, said Ron Little, President and CEO for Orezone.

Orezone is an exploration and development company focused on advanced projects in West Africa.

Gold Fields Limited is one of the world’s largest unhedged gold producers. The company has annual production of 4.5 million ounces, proven and probable reserves of 85 million ounces and resources of 150 million ounces in South Africa, Ghana and Australia (all numbers approximate). Gold Fields is focused on international growth through development of precious metals mining projects in Australasia, North and South America, Europe and Africa. Gold Fields is listed on the Johannesburg Stock Exchange (GFI) as well as on the NASDAQ (GOLD), London, Paris, and Swiss stock exchanges.

For further information please contact:

Orezone Resources Inc.
Ron Little, President and CEO
174 Cobourg St., Ottawa, ON, K1N 8H5
613   241 3699 or info@orezone.com
website:  www.orezone.com